# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sea Limited, CIK 0001703399
CUSIP: 81141R100
Title of class of securities: Class A Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 1 Fusionopolis Place,, #17-10 , Galaxis Singapore 138522, Singapore, Singapore (U0), 138522
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-18-028218
Filed by CIK 0001729171

## Reporting persons
- Gang Ye: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 27,267,872; shared voting power 0; sole dispositive power 27,267,872; shared dispositive power 0; aggregate amount beneficially owned 27,267,872 (4.4% of the class)
  Comment: The Sole Voting Power includes 8,704,719 Class A Ordinary Shares which Gang Ye ("Mr. Ye") has appointed Mr. Forrest Xiaodong Li, the chairman and chief executive officer of the Issuer, as his irrevocable proxy to exercise voting power.
  
  As of December 31, 2025, the Issuer had a total of 611,034,168 ordinary shares of par value US$0.0005 per share ("Shares"), which included all the Class A ordinary shares of par value US$0.0005 per share ("Class A Ordinary Share") and the Class B ordinary shares of par value US$0.0005 per share ("Class B Ordinary Share"). Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes. The Shares beneficially owned by Mr. Ye (excluding 8,704,719 Class A Ordinary Shares which Mr. Ye has appointed Mr. Forrest Xiaodong Li as his irrevocable proxy to vote) represent approximately 1.5% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

## Item 1. Issuer
Name of issuer: Sea Limited
Address of issuer's principal executive offices: 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522

## Item 2. Person Filing
Name of person filing: Gang Ye
Address of principal business office or, if none, residence: c/o Sea Limited, 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 27,267,872
Percent of class: 4.4
Sole power to vote or to direct the vote: 27,267,872
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27,267,872
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gang Ye: /s/ Gang Ye, Gang Ye (01/16/2026)